As filed with the Securities and Exchange Commission on    February 25, 1998.
Registration No. 333-43829

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                   FORM S-2

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                            SUMMIT SECURITIES, INC.
               An Idaho Corporation--IRS Employer No. 82-0438135

                            929 West Sprague Avenue
                              Spokane, WA  99201
                                (509) 838-3111

                               Agent for Service
                             Tom Turner, President
                            Summit Securities, Inc.
                             929 West Sprague Ave.
                              Spokane, WA  99201
                                (509) 838-3111

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. /x/

      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. /x/

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
/  /

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                       Proposed    Proposed
                                        maximum     maximum
Title of each class of     Amount      offering    aggregate    Amount of
   securities to be        to be       price per   offering    registration
      registered         registered      unit        price         fee
______________________   ___________   _________  ___________  ____________
Investment Certificates  $40,000,000      $1      $40,000,000    $12,122

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

                                    PART I
                            SUMMIT SECURITIES, INC.

                             Cross Reference Sheet
              Showing Location in Prospectus of Items of the Form

                Item of Form                           Location
     __________________________________         _______________________
1.   Forepart of the Registration
     Statement and Outside Front Cover
     Page of Prospectus----------------         Outside Front Cover
                                                Page
2.   Inside Front and Outside Back
     Cover Pages of Prospectus---------         Inside Front Cover Page
3.   Summary Information, Risk Factors
     and Ratio of Earnings to Fixed
     Charges and Preferred Stock
     Dividends-------------------------         Prospectus Summary;
                                                Summary Consolidated
                                                Financial Data; Risk
                                                Factors
4.   Use of Proceeds-------------------         Use of Proceeds
5.   Determination of Offering Price---         *
6.   Dilution--------------------------         *
7.   Selling Security Holders----------         *
8.   Plan of Distribution--------------         Plan of Distribution
9.   Description of Securities to be
     Registered------------------------         Description of
                                                Certificates
10.  Interests of Named Experts and
     Counsel---------------------------         Legal Matters; Experts
11.  Information with Respect to the
     Registrant------------------------         Front Cover Page;
                                                Prospectus Summary;
                                                Capitalization
12.  Incorporation of Certain
     Information by Reference----------         Available Information;
                                                Incorporation of
                                                Certain Documents by
                                                Reference
13.  Disclosure of Commission Position
     on Indemnification for Securities
     Act Liabilities-------------------         Indemnification

* Not applicable or negative.

             SUBJECT TO COMPLETION DATED    February 25, 1998    .

                             PROSPECTUS

                       SUMMIT SECURITIES, INC.
            $40,000,000 Investment Certificates, Series B

      A Certificateholder of the Investment Certificates, Series B ("Certificates") of Summit Securities, Inc. ("Summit") may elect to receive interest monthly, quarterly, semi-annually or annually, without compounding; or, at the election of a Certificateholder, if interest is left with Summit it will compound semi-annually until maturity; or, at the election of the Certificateholder the Certificates will pay equal monthly installments of principal and interest until maturity according to an amortization schedule selected by the owner.

      The Certificates are unsecured debt instruments, senior in liquidation to outstanding equity securities of Summit, subordinate to collateralized debt of the Consolidated Group (Summit and its subsidiaries), subordinate to all debt of the subsidiaries included in the Consolidated Group, on parity with unsecured accounts payable and accrued liabilities of Summit and on parity with all previously issued and outstanding investment certificates. At September 30, 1997, the Consolidated Group had approximately $107,022,000 of debt senior to and approximately $1,168,000 of debt in parity with approximately $50,407,000 of outstanding Certificates.

      The Certificates will be issued in fully negotiable form in fractional denominations of $0.01 or multiples thereof at 100% of the principal amount paid.

      Summit reserves the right to change, prospectively, by way of supplement to this Prospectus, the interest rates, maturities, and minimum investment amounts on unsold Certificates. The current provisions are set forth below. See "DESCRIPTION OF CERTIFICATES."

 MINIMUM                                                       ANNUAL
INVESTMENT               TERM TO MATURITY                   INTEREST RATE
__________               ________________                   ______________
$                                                                    %
$                                                                    %
$                                                                    %
$                                                                    %


$                                                                    %

      There is no trading market for the Certificates and none is expected to be established in the future. See "RISK FACTORS." This offering of Certificates is subject to withdrawal or cancellation by Summit without notice. No minimum amount of Certificates must be sold.

      FOR A DISCUSSION OF MATERIAL RISKS ASSOCIATED WITH THE CERTIFICATES OFFERED HEREBY, SEE RISK FACTORS ON PAGE _____ OF THIS PROSPECTUS.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   UNDERWRITING
                   PRICE TO       DISCOUNTS AND       PROCEEDS TO ISSUER
                    PUBLIC        COMMISSIONS(1)      OR OTHER PERSONS(2)
                  ___________   _________________  ________________________
Per Certificate       100%           0% to 6%             100% to 94%
Total:            $40,000,000    None-$2,400,000    $40,000,000-$37,600,000

      (1) There is no direct sales charge to the investor. Certificates earn interest, without deduction for underwriting discounts or commissions. Summit will reimburse Metropolitan Investment Securities ("MIS"), a wholly owned subsidiary, for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of Certificates depend upon the terms of the sale and upon whether the sales are reinvestments or new purchases. See "PLAN OF DISTRIBUTION."

      (2)  Before deducting other expenses estimated at $155,000.

      The Certificates are being offered for sale on a continuous, best efforts basis. There are no minimum amounts of securities that must be sold. The offering is subject to NASD Rule 2720. No offering will be made pursuant to this Prospectus subsequent to January 31, 1999. See "PLAN OF
DISTRIBUTION."

                   METROPOLITAN INVESTMENT SECURITIES, INC.

      The date of this Prospectus is _____________________.

                     INSIDE FRONT COVER PAGE OF PROSPECTUS

      No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus and any Pricing Supplement. Neither the delivery of this Prospectus and any Pricing Supplement nor any sale made thereunder shall, under any circumstances, create any implication that the information therein is correct at any time subsequent to the date thereof. This Prospectus and any Pricing Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any of the Certificates offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                             AVAILABLE INFORMATION

      Summit is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by Summit with the Commission can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. at 450 Fifth Street, N.W., Washington, DC 20549 and at certain of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as Summit, that file electronically with the Commission at the following Internet address: (http:\\www.sec.gov).

      Summit has filed with the Securities and Exchange Commission in Washington, D.C., a Registration Statement on Form S-2 under the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed with the Commission are incorporated herein by reference in this prospectus:

      Annual report on Form 10-K for the fiscal year ended September 30, 1997 (filed January 7, 1998).

   Quarterly report on Form 10-Q for the quarter ended December 31, 1997 (filed February 23, 1998).

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      Summit will provide without charge to each person, including to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been referenced in this Prospectus other than exhibits to such documents. Requests for such copies should be directed to Corporate Secretary, Summit Securities, Inc., PO Box 2162, Spokane, WA 99210-2162, telephone number (509) 838-3111.

                               TABLE OF CONTENTS

                                                                      PAGE
                                                                      ____
Available Information-------------------------------------

Incorporation of Certain Documents by Reference-----------

Prospectus Summary----------------------------------------

Capitalization--------------------------------------------

Summary Consolidated Financial Data-----------------------

Risk Factors----------------------------------------------

Description of Certificates-------------------------------

Legal Matters---------------------------------------------
  Legal Opinion-------------------------------------------
  Legal Proceedings---------------------------------------

Experts---------------------------------------------------

Plan of Distribution--------------------------------------

Use of Proceeds-------------------------------------------

Indemnification-------------------------------------------

                              PROSPECTUS SUMMARY

      This summary is qualified in its entirety by reference to, and should be read in conjunction with, the detailed information appearing elsewhere in this Prospectus. This offering involves certain investment considerations for prospective investors which are set forth in "DESCRIPTION OF CERTIFICATES" & "RISK FACTORS."

THE SUMMIT CONSOLIDATED GROUP OF COMPANIES

      Summit Securities, Inc. was incorporated under the laws of the State of Idaho on July 25, 1990. Its principal executive offices are located at 929 West Sprague Avenue, Spokane WA 99201. Its mailing address is PO Box 2162, Spokane WA 99210-2162 and its telephone number is (509) 838-3111. Summit also maintains an office at 8601 W. Emerald, Ste. 150, Boise, Idaho 83704 and its telephone number is (208) 376-8260.

      Where reference herein is intended to include Summit Securities, Inc. and its subsidiaries, they are jointly referred to as the "Consolidated Group." Where reference herein is intended to refer to Summit Securities, Inc. as the parent company only, it is referred to individually as "Summit."

      Summit was founded in 1990 by Metropolitan Mortgage & Securities Co., Inc. ("Metropolitan") as a wholly owned subsidiary. On September 9, 1994, Summit was acquired by National Summit Corp., which is wholly owned by C. Paul Sandifur, Jr. Mr. Sandifur is President and controlling shareholder of Metropolitan. Accordingly, the change in ownership altered the form of control, but did not result in a change of the individual in control.

      Between January and June of 1995, Summit acquired MIS and a wholly owned holding company acquired Old Standard Life Insurance Company ("Old Standard") from Metropolitan. In addition, Summit commenced operation of a property development company, Summit Property Development Inc. On December 28, 1995, Old Standard acquired Arizona Life Insurance Company ("Arizona Life").

      The Consolidated Group is engaged, nationwide, in the business of acquiring, holding and selling receivables (hereinafter "Receivables"). These Receivables include real estate contracts, and promissory notes collateralized by first position liens on residential real estate. The Consolidated Group also invests in Receivables consisting of real estate contracts and promissory notes collateralized by second and lower position liens, structured settlements, annuities, lottery prizes, and other investments. The
Receivables collateralized by real estate are typically non-conventional in that they were originated as the result of seller financing, or they were originated by institutional lenders who specialize in borrowers with impaired credit or non-conventional properties. In addition to Receivables, the Consolidated Group invests in U.S. Treasury obligations, corporate bonds and other securities.

      The Consolidated Group invests in Receivables using funds generated from Receivable cash flows, the sale of annuities, the sale and securitization of Receivables, the sale of certificates and preferred stock, collateralized borrowing, and securities portfolio earnings. Metropolitan provides Receivable acquisition services, and Metwest Mortgage Services, Inc. ("Metwest"), a wholly owned subsidiary of Metropolitan, provides Receivable collection and servicing to Summit, Old Standard and to Arizona Life.

Terms

      For ease of reading, the following is a compilation of several of the defined terms which appear regularly within this document.

      Arizona Life:  Arizona Life Insurance Company

      Certificates: When this term is capitalized, it refers to the Investment Certificates being offered herein. When this term is not capitalized, it refers to certificates generally.

      Consolidated Group: This term refers to the combined businesses consisting of Summit and all subsidiaries.

      MIS:  Metropolitan Investment Securities, Inc.

      Old Standard:  Old Standard Life Insurance Company.

      Preferred Stock: When this term is uncapitalized, it refers to preferred stock generally. When this term is capitalized, it refers to any Preferred Stock which may be offered contemporaneously with this Certificates offering.

      Receivables: Investments in cash flows, consisting of obligations collateralized by real estate, structured settlements, annuities, lottery prizes and other investments.

      Summit:  Summit Securities, Inc.

      Affiliated Companies: The following companies are affiliated with Summit through the common control of C. Paul Sandifur, Jr. These affiliates provide services to the Consolidated Group for a fee and engage in various business transactions with the Consolidated Group.

            Metropolitan: Metropolitan Mortgage & Securities Co., Inc., Summit's former parent company.

            Metwest:  Metwest Mortgage Services Inc., a subsidiary of
      Metropolitan.

            Western United: Western United Life Assurance Company, a subsidiary of Metropolitan.

                       ORGANIZATIONAL CHART
                    (as of September 30, 1997)

                      National Summit Corp.
                               |
                               |
                              100%
                     Summit Securities, Inc.
                               |
_______________________________|__________________________________
      |                        |                         |
     100%                     100%                      100%
 Metropolitan                Summit                 Summit Group
  Investment                Property              Holding Company
  Securities,             Development,                   |
     Inc.                     Inc.                       |
                                                        100%
                                                 Old Standard Life
                                                 Insurance Company
                                                         |
                                                         |
                                                        100%
                                                    Arizona Life
                                                 Insurance Company

      The above chart lists the Consolidated Group's principal operating subsidiaries and their ownership.

      National Summit Corp.: Parent Company, inactive except as owner of Summit Securities, Inc. Wholly owned by C. Paul Sandifur, Jr., President of Metropolitan.

      Summit Securities, Inc.: Invests in Receivables and other investments principally funded by proceeds from Receivable investments, other investments, and securities offerings.

      Metropolitan Investment Securities, Inc.: Broker/dealer marketing securities offered by Summit and Metropolitan, mutual funds, and general securities.

      Summit Property Development, Inc.: Provides real estate development services to others, with the principal clients being Metropolitan and its subsidiaries.

      Summit Group Holding Company: Inactive except as owner of Old Standard Life Insurance Company.

      Old Standard Life Insurance Company: Invests in Receivables and other investments principally funded by proceeds from Receivable investments and from annuity sales.

      Arizona Life Insurance Company: Old Standard purchased this insurance company effective December 28, 1995. Invests in Receivables and other investments principally funded by proceeds from Receivable investments and from annuity sales.

                                 THE OFFERING

INVESTMENT CERTIFICATES

Offering . . . . This Certificate offering consists of $40,000,000 in principal of Investment Certificates, Series B, issued at minimum investment amounts, terms, and rates set forth on the cover page of this Prospectus. There is no minimum amount of Certificates which must be sold. Certificates are issued in book entry form. See "DESCRIPTION OF CERTIFICATES."

Certificates . . . . The Certificates are unsecured indebtedness of Summit.
At September 30, 1997, Summit had outstanding approximately $50,407,000 (principal and compounded and accrued interest) of certificates and similar obligations and approximately $201,000 (principal and accrued interest) of collateralized debt. See "CAPITALIZATION."

Use of Proceeds . . . . The proceeds of this Certificate offering will provide funds (in descending order of priority) for Receivable investments, other investments (which may include investments in existing subsidiaries, the commencement of new business ventures, or the acquisition of other companies), retiring maturing certificates, preferred stock dividends, and general corporate purposes. See "USE OF PROCEEDS."

Principal and Interest Payments . . . . Certificateholders may elect to receive interest monthly, quarterly, semiannually or annually (without compounding); or at the election of the Certificateholder, if interest is left with Summit, it will compound semiannually until maturity; or, Certificateholders may elect to be paid equal monthly installments of principal and interest pursuant to an amortization schedule. The minimum investment amounts, terms and interest rates on unissued Certificates offered hereby may be changed from time to time by Summit, by way of supplement to this Prospectus but any such change shall not affect any Certificates issued prior to the change. See "DESCRIPTION OF CERTIFICATES-Payment of Principal and Interest."

                                CAPITALIZATION

      The following table sets forth the capitalization of the Consolidated Group at September 30, 1997:

DEBT PAYABLE
  Real estate contracts and mortgage notes payable 6.5% to
    8.5%, due 1997 to 2008....................................   $   200,992
                                                                 ___________
    Total Debt Payable........................................   $   200,992
                                                                 ___________

INVESTMENT CERTIFICATES
  Investment Certificates, maturing 1997 to 2002, at 6.35%
    to 10%....................................................    44,894,825
  Compound and accrued interest...............................     5,512,166
                                                                 ___________
    Total Investment Certificates.............................    50,406,991
                                                                 ___________

STOCKHOLDERS' EQUITY
  Preferred Stock, $10 par:  10,000,000 shares authorized;
    53,817 shares issued and outstanding (liquidation
    preference $5,381,690)....................................       538,169
  Common Stock, $10 par:  2,000,000 shares authorized;
    10,000 shares issued and outstanding......................       100,000
  Additional paid-in capital..................................     3,326,007
  Retained earnings...........................................     3,741,613
  Net unrealized gains on investments.........................        50,854
                                                                 ___________
    Total Stockholders' Equity................................     7,756,643
                                                                 ___________
      Total Capitalization....................................   $58,364,626
                                                                 ===========

                             SUMMIT SECURITIES, INC.
                       SUMMARY CONSOLIDATED FINANCIAL DATA

      The consolidated financial data shown below as of September 30, 1997 and 1996 and for the years ended September 30, 1997, 1996 and 1995 (other than the ratio of earnings to fixed charges and preferred stock dividends) have been derived from, and should be read in conjunction with, the consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial
Condition and Results of Operations appearing in Summit's Form 10-K, which is incorporated herein by reference. The consolidated financial data shown below as of September 30, 1995, 1994 and 1993 and for the years ended September 30, 1994 and 1993 have been derived from the consolidated financial statements not included elsewhere herein.

                                                      Year Ended September 30,
                              ___________________________________________________________________________
                                  1997             1996           1995           1994            1993
                              ____________     ____________    ___________    ___________     ___________
INCOME STATEMENT DATA:
Revenues                      $ 19,785,462     $ 14,536,449    $ 9,576,615    $ 3,395,252     $ 2,815,624
                              ============     ============    ===========    ===========     ===========
Net income                       1,851,240     $  1,244,522    $   587,559    $   264,879     $   283,107
Preferred stock dividends         (446,560)        (333,606)      (309,061)        (2,930)         --
                              ____________     ____________    ___________    ___________     ___________
Income applicable to common
  stockholders                $  1,404,680     $    910,916    $   278,498    $   261,949     $   283,107
                              ============     ============    ===========    ===========     ===========
PER COMMON SHARE DATA:
Income applicable to common
  stockholders                $     140.47     $      91.09    $     27.85    $     13.47     $     14.15
                              ============     ============    ===========    ===========     ===========
Weighted average number of
  common shares outstanding         10,000           10,000         10,000         19,445          20,000
                              ============     ============    ===========    ===========     ===========
Ratio of earnings to fixed
  charges                             1.46             1.40           1.25           1.16            1.24


Ratio of earnings to fixed
  charges and preferred
  stock dividends                     1.31             1.26           1.11           1.16            1.24
BALANCE SHEET DATA:
Due from/(to) affiliated
  companies, net              $    870,255     $  1,296,290    $(1,960,104)   $   267,735     $ 1,710,743
Total assets                  $166,354,070     $117,266,680    $96,346,572    $35,101,988     $25,441,605
Investment Certificates
  and other debt payable      $ 50,607,983     $ 46,674,841    $38,650,532    $31,212,718     $21,982,078
Stockholders' equity          $  7,756,643     $  5,358,774    $ 3,907,067    $ 3,321,230     $ 3,188,024

                                 RISK FACTORS

      Investment in the Certificates offered hereby involves a certain degree of risk. Each prospective investor should carefully consider the following risk factors inherent in and affecting the business of the Consolidated Group and this offering before making an investment decision. This Prospectus contains forward-looking statements which involve risk and uncertainties. Actual events or results may differ as a result of various factors including, without limitation, the risk factors set forth below and the matters set forth in the Prospectus generally.

      1. Risk of Fluctuation in Interest Rates: During the twelve month period ending September 30, 1998, more of the Consolidated Group's financial liabilities, principally annuities and certificates, are scheduled to reprice or mature than are its financial assets, principally Receivables and fixed income investments. Consequently, in a falling interest rate environment, the current level of profitability and the fair value of the Consolidated Group's equity would be expected to increase as the spread between interest revenues and interest expenses improves. Conversely, in a rising interest rate environment, the net interest income and the fair value of equity for the Consolidated Group would likely decline. The fair value of equity (as opposed to book value) is the difference between the fair value of all assets less the fair value of all liabilities. The impact of a change in interest rates will be reflected to the greatest extent in the fair value of assets and liabilities with the longest maturities or time until their scheduled repricing date. Additionally, borrowers tend to repay Receivable loans when interest rates decline and they are able to refinance such loans at lower rates of interest. This factor reduces the amount of interest to be received over time as loans with higher rates of interest are prepaid more rapidly. While interest rates evidenced a fairly stable to declining trend during the twelve months preceding the date of this Prospectus, management is unable to forecast with any certainty the fluctuations in interest rates in the future.

      2.  Dependence upon Securitization and Direct Sales of Receivables:
Summit and Old Standard sell pools of Receivables through direct sales and securitizations. During the years ended September 30, 1997 and 1996, gains from the sale of Receivables were approximately $1 million each year. These gains substantially contributed to the net income of the Consolidated Group for each of these two years. Adverse changes in the markets for the Consolidated Group's Receivables, including but not limited to fluctuations in interest rates, increased competition and regulatory changes could impair its ability to sell or securitize Receivables. Any such adverse changes could have a material adverse effect upon the Consolidated Group's future results of operations and financial condition, including its future profitability and liquidity position.

      As a result of securitizations, the Consolidated Group has acquired residual interests in securitized loan pools. At September 30, 1997, the Consolidated Group held residual interests aggregating approximately $1,744,000. These residual interests are valued by the Consolidated Group, and accrue income, based upon assumptions regarding anticipated prepayments, defaults and losses on the securitized Receivables. Although Management believes that it has made reasonable assumptions, actual experience may vary from its estimates. The value of the residual interests and the amount of income accrued will have been overstated if prepayments or losses are greater than anticipated.

      3. Risk Related to Expanding Commercial Lending: During 1997, the Consolidated Group (principally Old Standard) began originating loans collateralized by multi-family and commercial properties ("Commercial Loans"). The Consolidated Group currently projects expansion of these activities during 1998. Current projections include the possibility that a substantial majority of the Consolidated Group's Receivable acquisitions during 1998 may be new Commercial Loan originations. This projection is in part due to management's current perception that this market may be inadequately served by lenders who are flexible in their underwriting and pricing policies.

      Management is unable to predict with any certainty whether it will be able to, or will desire to continue to originate Commercial Loans in these potential volumes or that these lending activities will achieve desirable yields. Additionally, management is unable to predict whether Commercial Lending default rates will exceed management expectations. Also See "RISK FACTORS-Risks Related to Investments in Receivables."

      4.  Risks Related to Investments in Receivables:

      Receivables Collateralized by Real Estate, Risk of Fluctuation in Collateral Value and Economic Conditions: The Consolidated Group is engaged in the purchase of Receivables which include Receivables collateralized by real estate. All such Receivable investments are subject to a risk of payment default and loss in the event of foreclosure. The risk of default and loss can be affected by many things including changes in economic conditions, property values, changes in zoning, land use, environmental laws and other legal restrictions, including restrictions on timing and methods of foreclosure. There is no assurance that these Receivables will be paid according to their terms, or that property values will be adequate to preclude loss in the event of a foreclosure. The Consolidated Group's underwriting is currently provided through Metropolitan. Metropolitan's investment underwriting procedures include a review of demographics, market trends, property value, economy and the buyer's credit. Through Metropolitan, the Consolidated Group buys these Receivables nationwide, allowing it to diversify its investments geographically into areas where the market trends and economic conditions may be favorable. Management believes that these procedures minimize the risk of default or loss in the event of foreclosure. However, there is no assurance that these procedures will be effective.

      Investments in Other Receivables Risks of Default: In addition to the purchase of Receivables collateralized by real estate, the Consolidated Group, through Metropolitan, is engaged nationwide in the purchase of other types of Receivables including the purchase of annuities issued in the settlement of disputes, other types of annuities, lottery prizes, and other investments.
All such Receivables are subject to the risk of default by the payor (frequently an unrelated insurance company, or in the case of lotteries, a state government). Unlike Receivables collateralized by real estate, these Receivables are generally not collateralized by a specific asset. The Consolidated Group's underwriting is currently provided through Metropolitan. Metropolitan's investment underwriting procedures vary with the type of investment and generally include a review of the credit rating of the payor and other relevant factors designed to evaluate the risk of the particular investment. Management believes that these procedures minimize the risk of default, and of loss in the event of a default. However, there is no assurance that these procedures will be effective to minimize the occurrence of any default or loss in the event of a default.

      As of September 30, 1997, the Consolidated Group's Receivable investments as a percentage of total Receivables consisted of the following:

      83%   Receivables collateralized by real estate
      14%   Annuities
       3%   Lotteries and loans collateralized by lotteries

      As of September 30, 1997, the Consolidated Group's Receivable investments collateralized by real estate were principally located in the following regions:

Percent                                 Region
_______  ___________________________________________________________________
  27%    Pacific Northwest (Washington, Alaska, Oregon, Idaho and Montana)


21
  18%    Pacific Southwest (California, Nevada and Arizona)
  13%    North Atlantic (Connecticut, New Jersey, New York, and Pennsylvania)
  12%    Southwest (Texas, Louisiana and New Mexico)
   9%    Southeast (Florida, Georgia, North Carolina and South Carolina)
  21%    Other areas (of which no more than 3% were located in any one state)

      5. Dependence Upon Metropolitan: All decisions with respect to the day-to-day management of the Consolidated Group will be made exclusively by the officers of the respective companies, many of whom are also employees of Metropolitan and/or its subsidiaries. The Consolidated Group has contracted with Metropolitan and Metwest to provide principally all of the administrative services related to their Receivable acquisition, servicing and sales. Metropolitan and Metwest charge fees for their services. The fee charged to the Consolidated Group relating to Receivable acquisition activities during the fiscal years ended September 30, 1997, 1996 and 1995 was $3,384,542, $1,753,206, and $1,967,409, respectively.

      Management considers these contractual arrangements to be more beneficial to the Consolidated Group than incurring the cost to duplicate these services internally. These contracts do not restrict any of the companies from obtaining these services from other sources and they may be terminated at any time. However, it is anticipated that these contracts will continue indefinitely.

      6. Conflicts of Interest: Many of the officers and directors of Summit and its subsidiaries are also employees of Metropolitan, therefore certain conflicts of interest may arise between the companies. The officers and directors expect to devote as much time as necessary to the affairs of Summit and its subsidiaries. Summit, Old Standard and Arizona Life may compete with Metropolitan and its subsidiaries in the acquisition of Receivables. The Consolidated Group may compete with Metropolitan for the sale of securities, and Old Standard and Arizona Life may compete with Metropolitan's insurance subsidiary for the sale of annuities.

      On September 9, 1994, Metropolitan sold Summit to National Summit Corp., a holding company wholly owned by C. Paul Sandifur Jr. During fiscal 1995, Summit purchased MIS and Old Standard from Metropolitan, and commenced operations of Summit Property Development, Inc. Mr. Sandifur is the President and has voting control of Metropolitan. Prior to these transactions, Mr. Sandifur had effective control of Summit and its subsidiaries through his control of Metropolitan. Following these transactions, Mr. Sandifur through National Summit Corp. continues to control Summit, and through Summit controls Summit's subsidiaries.

      Conflicts of interest are not anticipated to be substantially different from those which existed prior to these sales, such as conflicts in the time available to devote to Summit or its subsidiaries and conflicts with respect to securities sales and with respect to the selection of Receivables. Other conflicts may arise in the normal course of business transactions. Such potential additional conflicts cannot currently be identified with any certainty and therefore cannot be quantified at this time. Purchasers of Certificates must, to a great extent, rely on the integrity and corporate fiduciary responsibilities of Summit's current and future officers and directors to assure themselves that they will not abuse their discretion in selecting Receivables for purchase by each company, and in making other business decisions.

      7. Dependence upon Insurance Subsidiary Earnings and Restriction on Subsidiary Dividends and Fees: At September 30, 1997, approximately 75% of the Consolidated Group's assets were held by its insurance subsidiaries, Old Standard and Arizona Life. Insurance company regulations restrict transfers of assets and the amount of dividends that the insurance subsidiaries may pay. Accordingly, to the extent of such restrictions, assets and earnings of the insurance subsidiaries are not available to Summit without special permission from the respective Insurance Commissioner in the insurance subsidiary's state of domicile. This restriction on dividends could adversely affect Summit's ability to pay interest, retire certificates and meet its other obligations. As of September 30, 1997, Old Standard and Arizona Life had unassigned statutory deficits of approximately $70,000 and $1,383,000, respectively, and were statutorily prohibited from paying dividends.

      8. Dependence upon Leverage Financing: The Consolidated Group's principal sources of cash flow include Receivable payments, the sale of annuities, the sale of Receivables and the sale of certificates and preferred stock. To the extent Summit's cash flow is insufficient or unavailable for payment of certificates which mature during the period ending January 31, 1999, portions of the net proceeds from this Certificate offering may be used for such purpose. See "USE OF PROCEEDS." Approximately $7,995,000 in principal amount of certificates will mature between February 1, 1998 and January 31, 1999. The majority of Summit's certificates have been sold with a five-year maturity. During the fiscal year ended September 30, 1997, its seventh full year of operation, 56% of Summit's maturing certificates were reinvested. The cash flow from the existing assets has been adequate during the past five years to satisfy the demand for payment of maturing certificates. Summit's ability to repay its other outstanding obligations, including those created by the sale of the securities described herein, may be contingent in part upon the success of future public offerings of certificates and preferred stock.

      The following table summarizes anticipated cash requirements for principal and interest obligations of Summit's certificates and other debts payable; and anticipated cash dividend requirements on its preferred stock for the five-year period ending September 30, 2002 based on amounts outstanding at September 30, 1997 and assuming no reinvestment of maturing certificates:

 Fiscal Year                                      Preferred
   Ending          Investment      Other Debt       Stock
September 30,     Certificates       Payable      Dividends        Total
_____________     ____________     __________     __________     _________
                               (Dollars in Thousands)
1998              $     12,583     $       20     $      492     $  13,095
1999                    10,954             18            492        11,464
2000                     9,468             26            492         9,986
2001                    15,205             28            492        15,725
2002                     9,681             28            492        10,201
                  ____________     __________     __________     _________
                  $     57,891     $      120     $    2,460     $  60,471
                  ============     ==========     ==========     =========

      9.  Risk of Fluctuation in Life Insurance and Annuity Termination Rates:
An increase in the number of annuity contract terminations will tend to negatively impact the insurance subsidiaries' earnings (and in turn the Consolidated Group's earnings) by requiring the expensing of unamortized deferred acquisition costs related to surrendered policies. Annuity surrenders can be impacted by, among other things, interest rate fluctuations, competition, and changes in tax and other regulations. At September 30, 1997, deferred policy acquisition costs on annuities were approximately 6.2% of annuity reserves. Surrender charges typically do not exceed 1% times the years of the initial annuity contract times the annuity contract balance at the contract's inception, and such surrender charges decline annually from that rate. Annuity termination rates adjusted for internal rollovers (surrender of one policy and reinvestment into another) were 11.1% during fiscal 1997.

      10. Lack of Indenture Restrictions on Operations and Ability to Incur Additional Indebtedness: The Indenture pursuant to which the Certificates are issued does not restrict Summit's ability to issue additional certificates or to incur other unsecured or collateralized debt. Neither does the Indenture require Summit to maintain any specified financial ratios, minimum net worth, minimum working capital or a sinking fund. The Certificates are senior in liquidation to all outstanding equity securities of Summit, are subordinate to Summit's collateralized debt and are on a parity with all other outstanding certificates, unsecured accounts payable and other unsecured accrued liabilities. As of September 30, 1997, Summit had approximately $201,000 of collateralized debt and related accrued interest. Also as of September 30, 1997, the principal and compound and accrued interest on Summit's outstanding certificates was approximately $50,407,000.

      11. Absence of Insurance and Guarantees: The Certificates are not insured by any governmental agency (as are certain investments in financial institutions such as banks, savings and loans or credit unions) nor are they guaranteed by any public agency or private entity. It should also be noted that Summit is not subject to any generally applicable governmental limitations on its own borrowing. In these respects, Summit is similar to other commercial enterprises which sell debt to public investors, but dissimilar to those financial institutions providing insurance against the risk of loss to investors. The investment risk of the Certificates is thus higher than the risk incurred by investors in such insured financial institutions.

      12. Term Investment/Absence of a Trading Market/Lack of Liquidity:
There is no trading market for the Certificates, and it is not anticipated that one will develop. The Certificates are not subject to redemption prior to maturity. Prepayments pursuant to the "prepayment on death" provision or upon mutual agreement between Summit and a Certificateholder will not constitute redemptions. Prospective investors should carefully consider their needs for liquidity before investing in the Certificates and upon investing, should be prepared to hold the Certificates until maturity. See "DESCRIPTION OF CERTIFICATES."

      13. Risks Related to Environmental Conditions and Regulations: In the course of its business, the Consolidated Group acquires properties, generally through foreclosure. Various state and federal laws and regulations impose liability upon the owner and previous owner of property on account of hazardous waste or substances released onto or disposed of on property. As a result, the owner or former owner may be liable to the government or a third party for the clean up costs. The costs of investigation, remediation and removal can be substantial. While the Consolidated Group endeavors to avoid the acquisition of Receivables or properties which may be contaminated, there can be no assurance that significant losses could not be incurred due to environmental contamination.

                          DESCRIPTION OF CERTIFICATES

General

      The Certificates will be issued under an Indenture, as amended, dated as of November 15, 1990 and First Supplemental Indenture dated as of December 31, 1997. The following statements under this caption relating to the Certificates and the Indenture are summaries and do not purport to be complete. Such summaries are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture.
A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part and is available for inspection at the principal office of Summit.

      The Certificates will represent general unsecured obligations of Summit and will be issued in book entry form without coupons, in fractional denominations of $0.01 or more. The Certificates will have the minimum investment amounts, maturities and the interest rates set forth on the cover page of this Prospectus. The stated interest rates, maturities, and minimum investment amounts of unissued Certificates may be changed at any time by Summit by way of supplement to this Prospectus. Any such change will have no effect on the terms of the previously sold Certificates.

      Certificates may be transferred or exchanged for other Certificates of the same series of a like aggregate principal amount, subject to the limitations set forth in the Indenture. No service charge will be made for any transfer or exchange of Certificates. Summit may require payment of taxes or other governmental charges imposed in connection with any such transfer or exchange. Interest will accrue at the stated rate from the date of issue until maturity. The Certificates are not convertible into capital stock or other securities of Summit.

      The Certificates are not subject to redemption prior to maturity, but may be prepaid pursuant to the prepayment on death provision described below or in limited circumstances involving an investor's demonstrated financial hardship, subject to regulatory restrictions affecting redemptions and exchanges of securities during an offering. Summit may, in its sole discretion, entertain a request for an early payout of a Certificate upon terms mutually agreed to by the holder of the Certificate and Summit. Such early payout requests, when received, are reviewed in the order received and are subject to review by Summit's executive management.

Payment of Principal and Interest

      Interest will be payable to the Certificateholder(s) under one of several plans of interest payment. The purchaser may elect to have interest paid on a monthly, quarterly, semiannual or annual basis, without compounding; or may elect to leave the accrued interest with Summit in which case it will compound semiannually at the stated interest rate. Certificateholders make the interest payment election at the time of purchase of the Certificates.
The interest payment election may be changed at any time by written notice to Summit. Under the compounding option, the Certificateholder(s), upon written notice to Summit, may withdraw the interest accumulated during the last two completed semiannual compounding periods as well as the interest accrued from the end of the last compounding period to the date Summit receives the notice. Amounts compounded prior to the last two completed semi-annual compounding periods are available only at maturity.

      Alternatively, at the election of the Certificateholder at the time of investment, and subject to the minimum term and investment requirements set forth on the cover page of this Prospectus, level monthly installments comprised of principal and interest will be paid to the Certificateholder commencing 30 days from the issue date of the Certificate until maturity. The amount of each installment will be determined by the amortization term designated by the Certificateholder at the time the Certificate is purchased.

      Certificateholders will be notified in writing approximately 30 days prior to the date their Certificates will mature. The amounts due on maturity are placed in a separate bank trust account until paid to the Certificateholder(s). Certificates do not earn interest after the maturity date. Unless otherwise requested by the Certificateholder, Summit will pay the principal and accumulated interest due on the matured certificate to the Certificateholder(s) at Summit's main office, or by mail to the address designated by the Certificateholder(s).

Prepayment on Death

      In the event of the death of a registered owner of a Certificate, any party entitled to receive some or all of the proceeds of the Certificate may elect to have his or her portion of the principal and any accrued but unpaid interest prepaid in full in five consecutive equal monthly installments. Interest will continue to accrue on the declining principal balance of such portion. No interest penalties will be assessed. Any request for prepayment shall be made to Summit in writing and shall be accompanied by the Certificate and evidence satisfactory to Summit of the death of the registered owner or joint registered owner. Before prepayment, Summit may require the submission of additional documents or other material which it may consider necessary to determine the portion of the proceeds the requesting party is entitled to receive, or assurances which, in Summit's discretion, it considers necessary to the fulfillment of its obligations.

Related Indebtedness

      The Indenture pursuant to which the Certificates are issued does not restrict Summit's ability to issue additional Certificates or to incur other debt. The Indenture does not require Summit to maintain any specified financial ratios, minimum net worth or minimum working capital. Certificates will not be guaranteed or insured by any governmental or private agency. The Certificates offered hereby are senior in liquidation to all outstanding equity securities of Summit. They are subordinate to Summit's collateralized debt and are on a parity with all other outstanding certificates, unsecured accounts payable and accrued liabilities. The amount of outstanding certificates on September 30, 1997, (including compound and accrued interest) was approximately $50,407,000. There are no limitations on Summit's ability to incur collateralized debt. Collateralized debt outstanding on that date was approximately $201,000 (principal and accrued interest).

Concerning the Trustee

      West One Bank ("West One")was the Indenture Trustee until April 24, 1996, when West One resigned and First Trust National Association was appointed successor Trustee ("First Trust" or the "Trustee"). Management was informed by West One that the reason for the resignation was its business decision to discontinue Trust services. First Trust has assumed all of the duties and obligations of the trustee as set forth in the Trust Indenture, as amended and supplemented. The Trustee, is obligated under the Indenture to oversee, and if necessary, to take action to enforce fulfillment of Summit's obligations to Certificateholders. The Trustee is a national banking association, with a combined capital and surplus in excess of $100 million. Summit and certain of its affiliates may maintain deposit accounts with and may, from time to time, borrow money from the Trustee and conduct other banking transactions with it. At September 30, 1997 and as of the date of this Prospectus, no loans from the Trustee were outstanding. In the event of default, the Indenture permits the Trustee to become a creditor of Summit and does not preclude the Trustee from enforcing its rights as a creditor, including rights as a holder of collateralized indebtedness.

Rights and Procedures in the Event of Default

      Events of default include the failure of Summit to pay interest on any Certificate for a period of 30 days after it becomes due and payable; the failure to pay the principal or any required installment thereof of any Certificate when due; the failure to perform any other covenant in the Indenture for 60 days after notice; and certain events in bankruptcy, insolvency or reorganization with respect to Summit. Upon the occurrence of an event of default, either the Trustee or the holders of 25% or more in principal amount of Certificates then outstanding may declare the principal of all the Certificates to be due and payable immediately.

      The Trustee must give the Certificateholders notice by mail of any default within 90 days after the occurrence of the default, unless it has been cured or waived. The Trustee may withhold such notice if it determines in good faith that such withholding is in the best interest of the Certificateholders, except if the default consists of failure to pay principal or interest on any Certificate.

      Subject to certain conditions, any such default, except failure to pay principal or interest when due, may be waived by the holders of a majority (in aggregate principal amount) of the Certificates then outstanding. Such holders will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any power conferred on the Trustee, except as otherwise provided in the Indenture. The Trustee may require reasonable indemnity from holders of Certificates before acting at their direction.

      Within 120 days after the end of each fiscal year, Summit must furnish to the Trustee a statement of certain officers of Summit concerning their knowledge as to whether or not Summit is in default under the Indenture.

Modification of the Trust Indenture

      Certificateholders' rights may be modified with the consent of the holders of 66 2/3% of the outstanding principal amounts of Certificates, and 66 2/3% of each series affected. In general, no adverse modification of the terms of payment and no modification reducing the percentage of Certificates required for modification is effective against any Certificateholder without his or her consent.

Restrictions on Consolidation, Merger, etc.

      Summit may not consolidate with or merge into any other corporation or transfer substantially all its assets unless either Summit is the continuing corporation formed by such consolidation, or into which Summit is merged, or the person acquiring by conveyance or transfer of such assets shall be a corporation organized and existing under the laws of the United States or any state thereof which assumes the performance of every covenant of Summit under the Indenture and certain other conditions precedent are fulfilled. The Indenture contains no other provisions or covenants which afford holders of the Certificates special protection in the event of a highly leveraged buyout transaction.

Transfer Agent and Registrar

      Metropolitan acts as Transfer Agent and Registrar for Summit's
Certificates.

                                 LEGAL MATTERS

LEGAL OPINION

      The legality of the Certificates being offered hereby is being passed upon for Summit by Susan A. Thomson, Esq., who is Assistant Corporate Counsel for Summit.

LEGAL PROCEEDINGS

      There are no material legal proceedings or actions pending or threatened against Summit, or to which its property is subject.

                                    EXPERTS

      The consolidated balance sheets of Summit and its subsidiaries as of September 30, 1997 and 1996 and the consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1997, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph for changes in the methods of accounting for the transfer and servicing of financial assets in 1997 and impaired loans in 1996, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             PLAN OF DISTRIBUTION

      The Certificates are offered directly to the public on a continuing best efforts basis through MIS which is a subsidiary of Summit. Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the Certificates. A commission will, however, be paid by Summit on most Certificate purchases in the maximum amount of 6% of the Certificate price, depending on the term of the Certificate and whether or not the transaction is a reinvestment or new purchase. Certificates are offered only for cash or cash equivalents. MIS will transmit such funds directly to Summit by noon of the next business day after receipt. Summit will also pay certain other expenses in connection with the offering. During the three fiscal years ended September 30, 1997, MIS received commissions of $1,085,141 from Summit on sales of approximately $35,140,000 of Summit's certificates.

         MIS is a member of the National Association of Securities Dealers, Inc. ("NASD"). As such, NASD Rule 2720 applies and requires, in part, that a qualified independent underwriter be engaged to render an opinion regarding the fairness of the interest rates to be paid on the Certificates offered through this Prospectus. Accordingly, MIS has obtained an opinion from Welco Securities, Inc., a NASD member, ("Welco") that the interest rates on the Certificates using a formula tied to corresponding interest rates paid by the U.S. Treasury and regional financial institutions meets this fairness objective based on conditions and circumstances existing as of the date of the Prospectus. Summit undertakes to maintain the interest rates on Certificates no lower than those recommended by Welco based on the formula. Accordingly, the yield at which the Certificates will be distributed will be no lower than that recommended by Welco. Welco has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the Certificates offered hereunder, Welco is to be paid $20,000 in fees and a maximum of $5,000 in accountable expenses.

      The Registrant has agreed to indemnify    Welco     against, or make
contributions to    Welco     with respect to certain liabilities under the
Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

      There is not now and Summit does not expect that there will be a public trading market for the Certificates in the future. MIS does not intend to make a market for the Certificates. See "RISK FACTORS-Term Investment/Absence of a Trading Market/Lack of Liquidity."

      MIS may enter into selected dealer agreements with and reallow to certain dealers who are members of the NASD, and certain foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of

 Certificates sold by such dealers. After the commencement of the offering, the commissions and reallowances, if any, may be lowered.

                                USE OF PROCEEDS

      Certificate Proceeds: If all of the Certificates are sold, Summit expects net proceeds from this Certificate offering of $37,600,000 to $40,000,000 before deducting offering expenses estimated at $155,000 and after sales commissions. There can be no assurance, however, that any of the Certificates can be sold. Sales commissions will range up to $2,400,000 (6%) depending on maturities of Certificates sold and whether sales are reinvestments or new purchases.

      In conjunction with the other funds available to it through operations and/or borrowings, Summit will utilize the proceeds of the Certificates offering for the following purposes, which are shown in their descending order of priority: funding investments in Receivables, and other investments, which may include investments in existing subsidiaries, the commencement of new business ventures and the acquisition of other companies. The Consolidated Group continues to evaluate possible acquisition candidates. Presently, there are no commitments or agreements for material acquisitions. To the extent internally generated funds are insufficient or unavailable for the retirement of maturing certificates through the period ending January 31, 1999, proceeds of this offering may be used for retiring maturing certificates, preferred stock dividends and for general corporate purposes (debt service, and other general operating expenses). Approximately $7,995,000 in principal amount of debt securities will mature between February 1, 1998 and January 31, 1999 with interest rates ranging from 6.35% to 10% and averaging approximately 8.3% per annum. See "RISK FACTORS-Dependence upon Leverage Financing."

      Management anticipates that some of the proceeds of this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar short-term investments until used as stated above. Due to Summit's inability to accurately forecast the total amount of Certificates to be sold pursuant to this offering, no specific amounts have been allocated for any of the foregoing purposes.

      In the event substantially less than the maximum proceeds are obtained, Summit does not anticipate any material changes to its planned use of proceeds from those described above.

                                INDEMNIFICATION

      Summit's Articles of Incorporation provide for indemnification of Summit's directors, officers and employees for expenses and other amounts reasonably required to be paid in connection with any civil or criminal proceedings brought against such persons by reason of their service of or position with Summit unless it is adjudged in such proceedings that the person or persons are liable due to willful malfeasance, bad faith, gross negligence or reckless disregard of his or her duties in the conduct of his or her office. Such right of indemnification is not exclusive of any other rights that may be provided by contract of other agreement or provision of law.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act")may be permitted to Summit's officers, directors or controlling persons pursuant to the foregoing provisions, Summit has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14:    Other Expenses of Issuance and Distribution

      SEC Registration Fee..........................           $ 12,122
      NASD Filing Fee...............................              4,500
      Independent Underwriter Fee and Expenses......             25,000
      * Printing Expenses...........................             10,000
      * Legal Fees and Expenses.....................             10,000
      * Accounting Fees and Expenses................             25,000
      * Trustee's Fees and Expenses.................              5,000
      * Blue Sky Fees and Expenses..................             12,000
      * Advertising and Marketing Expenses..........             50,000
      * Miscellaneous Expenses......................              1,378

      Total Expenses................................           $155,000

      * Estimated

Item 15.    Indemnification of Directors and Officers

      Summit has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Summit's Articles of Incorporation permits indemnification of a director, officers or employee up to the indemnification limits permitted by Idaho state law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonable believed to be in and not opposed in the best interest of the corporation.

Item 16:    Exhibits

      (a)   Exhibits:

            *1(a). Form of Selling Agreement between Summit and Metropolitan Investment Securities, Inc. with respect to Certificates.

            *1(b). Form of Agreement to Act as Qualified Independent Underwriter between Summit, Metropolitan Investment
                         Securities, Inc. and    Welco     Securities, Inc.
                         with respect to Certificates to be registered.

            *1(c).       Form of Pricing Opinion of    Welco     Securities,
                         Inc. with respect to Certificates to be registered.

            4(a). Indenture dated as of November 15, 1990 between Summit and West One Bank, Idaho, N.A., Trustee (Exhibit 4(a) to Registration No. 33-36775).

            4(b). Tri-Party Agreement dated as of April 24, 1996 between West One Bank, First Trust and Summit, appointing First Trust as successor Trustee (Exhibit 4(c) to Registration No. 333-19787).

            4(c). First Supplemental Indenture between Summit and First Trust dated as of December 31, 1997, with respect to Investment Certificates, Series B (Exhibit 4(c) to Form 10-K filed January 7, 1998).

            *5. Opinion of Susan A. Thomson, Attorney at Law, as to validity of Investment Certificates.

            10(a). Management Receivable Acquisition and Servicing Agreement between Summit Securities Inc. and Metropolitan Mortgage & Securities Co., Inc. dated September 9, 1994 (Exhibit 10(a) to Registration No. 33-57619).

            10(b). Receivable Acquisition, Management and Services Agreement between Old Standard Life Insurance Company and Metropolitan Mortgage & Securities Co., Inc. dated December 31, 1994 (Exhibit 10(d) to Registration No. 333-115).

            10(c). Receivable Acquisition, Management and Services Agreement between Arizona Life Insurance Company and Metropolitan Mortgage & Securities Co., Inc. dated October 10, 1996 (Exhibit 10(d) to Registration No. 333-19787).

            10(d). Reinsurance Agreement between Western United Life Assurance Company and Old Standard Life Insurance Company (Exhibit 10(d) to Form 10-K filed January 7,
                         1998).

            *11. Statement of computation of earnings per common share.

            *12. Statement of computation of ratio of earnings to fixed charges.

            *23.         Consent of Coopers & Lybrand L.L.P., Independent
                         Accountants.

            *25. Statement on Form T-1 of eligibility of Trustee, First Trust National Association. (The Exhibits to this Exhibit have been filed in paper pursuant to a continuing hardship exemption granted January 24, 1994.)

            27. Financial Data Schedule (Exhibit 27 to Form 10-K filed January 7, 1998).

            *Filed herewith

Item 17.    Undertakings

      (a)   The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the
            registrant in the successful defense      of any action, suit, or
            proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 25th day of February, 1998.

            SUMMIT SECURITIES, INC.

            /s/ Tom Turner

            By:   _______________________________________________
                  Tom Turner
                  President/Director

         Pursuant to the requirements of the Securities Act of 1933, this Amendment 1 to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                     Title                          Date
/s/ TOM TURNER

_____________________         President/Director             2/25/98
Tom Turner

/s/ PHILIP SANDIFUR

_____________________         Vice President/Director        2/25/98
Philip Sandifur

/s/ GREG GORDON

_____________________         Secretary/Treasurer            2/25/98
Greg Gordon                   Director

/s/ STEVEN CROOKS

_____________________         Principal Accounting           2/12/98
Steven Crooks                 Officer/Principal
                              Financial Officer

